AMENDMENT NO.3 TO
            THE 1991 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN OF
                         WHEELING-PITTSBURGH CORPORATION
                         (as adopted by WHX Corporation)

         1. The 1991 Incentive and Nonqualified Stock Option Plan (the "Plan") is hereby amended, subject to stockholder approval of this Agreement within one
(1) year of the date hereof, as follows:

         Section 4 of the Plan is hereby amended in its entirety to read as follows:

         "4.      STOCK RESERVED FOR THE PLAN.
         Subject to adjustment as provided in Section 7 hereof, a total of three and one-half million (3,500,000) shares of common stock, $.01 par value ("Stock"), of the Company shall be subject to the Plan. The shares of Stock subject to the Plan shall consist of unissued shares or previously issued shares reacquired and held by the Company or any Subsidiary of the Company, and such amount of shares of Stock shall be and is hereby reserved for such purpose. Any of such shares of Stock which may remain unsold and which are not subject to outstanding Options at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve a sufficient number of shares of Stock to meet the requirements of the Plan. Should any Option expire or be cancelled prior to its exercise in full or should the number of shares of Stock to be delivered upon the exercise in full of an Option be reduced for any reason, the shares of Stock theretofore subject to such Option may again be subject to an Option under the Plan."

         2. Except as amended hereby, the Plan shall remain in full force and effect.

                                                      Dated as of April 23, 1998